

SEC[illegible] N

16014419

| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: March 31, 2016<br>Estimated average burden<br>hours per response . . . 12.00 |

| SEC FILE NUMBER |
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| 8-69231 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)



## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Seawinds Brokerage, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, Suite 3300
(No. and Street)

| New York | NY | 10006 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm — (212) 897-1685
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name - if individual, state last, first, middle name)

| 11 Broadway, Suite 700 | New York | NY | 10004 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

## Seawinds Brokerage, LLC

### TABLE OF CONTENTS

**This report ** contains (check all applicable boxes):**



** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**AFFIRMATION**

**I, Eila M. Matt, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Seawinds Brokerage, LLC for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.**

Eila M. Matt

**Signature**

**CEO, CCO**

**Title**

State of New York
County of New York
Subscribed and sworn to before me
This 29th day of Feb of 2016
By Felix Moiso

Notary Public



**Notary Public**

FELIX MOISO
Notary Public, State of New York
No. 01MO6133930
Qualified In Nassau County
Commission Expires September 19, 2017

# Seawinds Brokerage, LLC
## Index
## December 31, 2015

Page(s)




# YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682


**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and the Member of
Seawinds Brokerage, LLC

We have audited the accompanying financial condition of Seawinds Brokerage, LLC as of December 31, 2015 and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Seawinds Brokerage, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Seawinds Brokerage, LLC as of December 31, 2015 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of Seawinds Brokerage, LLC's financial statements. The supplemental information is the responsibility of Seawinds Brokerage, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

YSL & Associates LLC

New York, NY
February 22, 2016

# Seawinds Brokerage, LLC

## Statement of Financial Condition
## December 31, 2015

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 15,460 |
| Other assets | | 3,441 |
| Total assets | $ | 18,901 |
| | | |
| **Member's Equity** | | |
| Member's equity | | 18,901 |
| Total member's equity | $ | 18,901 |

The accompanying notes are an integral part of these financial statements.

## Seawinds Brokerage, LLC

### Statement of Operations
### Year Ended December 31, 2015

| | |
|---|---|
| **Revenues** | |
| Other income - net recovery of regulatory fee | $ 845 |
| Net income | $ 845 |

The accompanying notes are an integral part of these financial statements.

## Seawinds Brokerage, LLC

### Statement of Changes in Member's Equity
### Year Ended December 31, 2015

| | |
|---|---|
| **Balance, January 1, 2015** | $ 17,047 |
| Net income | 845 |
| Member contributions | 1,009 |
| **Balance, December 31, 2015** | $ 18,901 |

The accompanying notes are an integral part of these financial statements.

# Seawinds Brokerage, LLC

## Statement of Cash Flows
## Year Ended December 31, 2015

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 845 |
| Adjustments to reconcile net income to net cash used in operating activities | |
| (Increase) in operating assets | |
| Other assets | (1,854) |
| Net cash used in operating activities | (1,009) |
| **Cash flows from financing activities** | |
| Capital contributions | 1,009 |
| Change in cash | 0 |
| **Cash** | |
| Beginning of year | 15,460 |
| End of year | $ 15,460 |

The accompanying notes are an integral part of these financial statements.

### 1. Nature of Operations

Seawinds Brokerage, LLC (the "Company") is a limited liability company formed under the laws of the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company is registered to engage in brokerage transactions in registered securities, private placements of securities and advisory services.

### 2. Summary of Significant Accounting Policies

**Basis of Presentation – Use of Estimates**
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

**Cash**
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

**Revenue Recognition**
Revenue and expenses on security transactions will be recorded on a trade date basis. Revenue and expenses related to private placement activities will be recognized on the offering date or when it can be determined that the fees have been irrevocably earned.

**Income Taxes**
No provision for income taxes has been recorded because the Company is a single member limited liability company and is thus treated as a disregarded entity. Accordingly, the member reports its share of the Company's income or loss on its or its owner's personal income tax returns. The Company's parent is subject to the New York City unincorporated business tax.

As of December 31, 2015, management has determined that the company had no uncertain tax positions that would require financial statement recognition.

### 3. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of approximately $15,000 which exceeded the required net capital by approximately $10,000.

In accordance with the FINRA membership agreement applicable to the Partnership, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers.

### 4. Related Party Transactions

The Company has an expense sharing agreement with an affiliate. During the year ended December 31, 2015, the affiliate paid $9,755 in expenses on behalf of the Company

### 5. Going Concern

The Company has not yet begun meaningful operations. This raises substantial doubt about the Company's ability to continue as a going concern.

Management has pledged additional support to the Company to enable it to continue as a going concern.

## Seawinds Brokerage, LLC
### Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
### December 31, 2015

| | |
|---|---|
| Member's equity | $ 18,901 |
| Nonallowable assets | |
| Other assets | 3,441 |
| Total deductions | 3,441 |
| Net capital | 15,460 |
| Minimum capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness) | 5,000 |
| Excess net capital | $ 10,460 |
| Aggregate indebtedness | $ - |
| Ratio of aggregate indebtedness to net capital | 0.0:1 |

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2015.

## Seawinds Brokerage, LLC
### Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission For the Year Ended December 31, 2015

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers.



# YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and the Member of
Seawinds Brokerage, LLC

We have reviewed management's statements, included in the accompanying Rule 15c-3-3 exemption report, in which (1) Seawinds Brokerage, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Seawinds Brokerage, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) Seawinds Brokerage, LLC stated that Seawinds Brokerage, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Seawinds Brokerage, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Seawinds Brokerage, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

YSL & Associates LLC

New York, NY
February 22, 2016

**Seawinds Brokerage, LLC**
**Rule 15c3-3 Exemption Report**
**December 31, 2015**

Seawinds Brokerage, LLC does not handle cash or securities on behalf of customers. Therefore it had no obligations under SEC Rule 15c3-3 throughout the most recent fiscal year and thus may file an Exemption Report.

Executed by the Person who made the oath
or affirmation under SEC Rule 17a-5(e)(2)

# Seawinds Brokerage, LLC

**Financial Statements and**
**Supplementary Schedules**
**Pursuant to Rule 17a-5 under the**
**Securities Exchange Act of 1934**
**December 31, 2015**